UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guangdong Province 510620

People’s Republic of China

+86-20-62316688
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Registrant’s Certifying Accountants

CNFinance Holdings Limited (the “Company”) announced the dismissal of KPMG Huazhen LLP (“KPMG”), the Company’s independent registered public accounting firm, and appointment of HTL International, LLC (“HTL”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, effective December 6, 2024. The appointment of HTL and dismissal of KPMG have been approved by the audit committee of the Company’s Board of Directors. The Company’s decision to make this change was not the result of any disagreement between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

HTL succeeds KPMG, the Company’s previous independent registered public accounting firm. The reports of KPMG on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent period through December 6, 2024, there have been no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company had provided KPMG with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from KPMG a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of KPMG’s letter dated December 6, 2024 is attached hereto as Exhibit 16.1.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent period through December 6, 2024, neither the Company, nor anyone on behalf of the Company, has consulted HTL regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on February 15, 2023 (File no. 333-259304), and be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of KPMG dated December 6, 2024
99.1	Press release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date: December 6, 2024	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

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